Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

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Li-Cycle hopes to capitalize on a sustainable model for battery needs

By: Special to the RBJ Andrea Deckert April 8, 2021

The Rochester region plays a key role in Li-Cycle Corp.’s goal of reducing the cost of batteries and electric vehicles, a move that will, in turn, enable the mass adoption of electrified transport, company leaders said.

“There is a long history in Rochester of processing and manufacturing, and we wanted to draw from that talent in the region,” said Tim Johnston, executive chairman and co-founder of Li-Cycle. “Rochester is a very important center for our company.”

The Canadian battery recovery company started its first U.S. operations at Eastman Business Park late last year as part of a $175 million-plus project.

The company plans two facilities at the site.

The first is a spoke facility that produces black mass from spent lithium-ion batteries. Black mass is an electrode mixture containing lithium, nickel cobalt and other critical materials.

The spoke facility started operations in late 2020 and has some 20 employees. There are plans to add an additional 20 workers, Johnston said.

The spoke facility – which is estimated to process up to 5,000 tons of lithium-ion batteries per year – will then supply the black mass to Li-Cycle’s future hub facility, currently in last stage development at Eastman Business Park.

The hub will process the black mass in order to produce battery-grade materials from recycled sources, as well as other recycled materials that can be returned to the economy, Johnston explained.

Construction on the hub facility is expected to begin later this year, with the site being operational in early 2023, he said. The hub facility will employ some 120 full-time employees, as well as create over 600 construction jobs during buildout.

The hub is a wet chemistry/hydrometallurgical facility that will have the capability of processing material from an equivalent of 60,000 metric tons of spent lithium-ion batteries, roughly equating to 120,000 electric vehicle battery packs.

Once fully operational, the hub will be a major producer of battery-grade materials in North America, specifically cobalt, nickel and lithium, he noted.

It will also be the only source of battery grade lithium carbonate in North America and the first commercial facility globally to produce battery grade lithium chemicals from spent lithium-ion batteries.

In addition to its experienced workforce in the region, the company selected Eastman Business Park as the site for its operations due to the nature of infrastructure available, including utilities, logistics and other physical infrastructure, Johnston said.

Rochester is the best location for the company to provide services to its growing client base to the South and Midwest, and is in close proximity to its corporate headquarters, he noted.

Matt Hurlbutt, president and CEO of Greater Rochester Enterprise, said the organization first began working with Li-Cycle in 2019 when the company was working with a site selector for its U.S. location.

Rochester gave the company a leg up when it came to building its facility since the business park already had the needed infrastructure in place. Having such a shovel ready site can save a business time and money, he noted.

In addition, the region had a talented workforce available to assist the company with their needs, from research and development to production.

“It’s been a great success,” Hurlbutt said, noting Li-Cycle is well positioned at the business park to leverage needed assets and reach its customers.

Since the deal closed, Hurlbutt has gotten several other inquiries from clean technology companies about locating to the region.

He noted that the Rochester region has a reputation for its success in the clean energy sector, from legacy companies to startups.

“We are really making things happen and it’s getting noticed,” he said.

Johnston said Li-Cycle’s process goes against the trend of high temperature, high energy, high waste processes used in traditional methods.

The company saw a need in the marketplace for a process that was environmentally friendly, as well as cost effective, he said.

Li-Cycle, which was founded in 2016, has previously run a demonstration hub in Kingston, Ontario, to determine key design criteria for the build out of this first commercial hub.

Since its inception, the company has developed and validated Li-Cycle’s hub-and-spoke technologies — patented and sustainable processes that allow for the recovery of all critical materials found in lithium-ion batteries, capable of producing battery-grade materials.

The technology uniquely positions the company to support the growing international movement toward zero carbon economy and creation of a circular economy for lithium-ion batteries, he noted.

Lithium-ion rechargeable batteries are increasingly being used in automotive, energy storage, consumer electronic and other industrial and household applications.

Keeping up with the increased customer demand is key for the company moving forward, Johnson said.

In addition to its Rochester location, Li-Cycle has plans for 18 additional spoke facilities in North America, Europe and Asia over the next five years. There are also plans for three more hub facilities in Asia over the next five years.

The business has taken steps to assure it has the capital to continue to grow and meet demand. In February, Li-Cycle announced a definitive business combination agreement with Peridot Acquisition Corp.

Li-Cycle is expected to receive roughly $615 million in gross transaction proceeds upon the closing of the business combination, which is expected to enable the company to contribute to funding its planned global expansion.

Li-Cycle intends to apply to list the common shares of the combined company on the New York Stock Exchange under the new ticker symbol, LICY.

In addition to its business operations in Rochester, Li-Cycle is interested in being a good corporate citizen, Johnston said.

The company recently announced a partnership with the Rochester-based Shore Foundation, a nonprofit organization that provides access to technology for low-income individuals and families.

The partnership is expected to benefit a number of community groups that address issues like access to education, homelessness, at-risk youth and job empowerment programs. LI-Cycle will also assist the agency with recycling of laptop lithium-ion batteries for computers that are unable to be refurbished and redistributed.

Johnston sees Li-Cycle involved in similar opportunities in the region moving forward.

“As we continue to grow in the region, we will be looking for additional opportunities to give back to the community,” he said.

The Great Lakes: Our Electric Future

The Rochester Business Journal is partnering with CityAge to present The Great Lakes: Our Electric Future on May 13. This virtual event will focus on the businesses, people and ideas that are leading new business opportunities in the coming electrification of everything across the Great Lakes region and beyond. For more information or to register, go to rbj.net/events/the-great-lakes-our-electric-future.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.